Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Halco Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,278,802 Common Shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,278,802 Common Shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,278,802 Common Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1(a):	Name of Issuer:

Textainer Group Holdings Limited

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

ITEM 2(a):	Name of Persons Filing:

This statement on Schedule 13G (this “Statement”) is being filed by Halco Holdings Inc. (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

Halco Holdings Inc.

1st Floor, Ragnall House

18 Peel Road, Douglas

Isle of Man IM 1 41Z

ITEM 2(c):	Citizenship:

Halco Holdings Inc. is organized under the laws of The British Virgin Islands.

ITEM 2(d):	Title of Class of Securities:

Common Shares, $0.01 par value per share

ITEM 2(e):	CUSIP Number:

G8766E109

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4	Ownership.

(a)	Amount Beneficially Owned:

Halco Holdings Inc. (“Halco”) owns 27,278,802 Common Shares. Halco is a wholly-owned subsidiary of The Halco Trust, a discretionary trust with an independent trustee. The sole discretionary beneficiaries of the trust are Trencor Limited and certain of its affiliates. The protectors of the Halco Trust are Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek, Edwin Oblowitz and James E. McQueen, each of whom (other than Mr. Oblowitz) are directors of the issuer. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek, Edwin Oblowitz and James E. McQueen hereby disclaim any beneficial ownership, if any, of the shares held by Halco.

(b)	Percent of Class:

48.9% (percentage ownership is based on 55,754,529 shares outstanding as of December 31, 2012, as reported in Textainer Group Holdings Limited’s 6-K, filed on February 12, 2013 with the U.S. Securities and Exchange Commission).

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 of the cover page for each Reporting Person.

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

See the response to Items 4(a) and 4(b) above.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 18, 2013

HALCO HOLDINGS, INC.

By:	/s/ Stephen Doyle
Name:	Stephen Doyle
Title:	Director